EXHIBIT 8.1

Subsidiaries of A-Power Energy Generation Systems, Ltd.

Name	Jurisdiction of Incorporation	Direct or Indirect Ownership	Percent Ownership

Head Dragon Holdings Limited	Hong Kong	Direct	100%

Liaoning Gaoke Energy Group Company Limited	People’s Republic of China	Indirect	100%

Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute	People’s Republic of China	Indirect	51%

Liaoning International Construction and Engineering Group Limited	People’s Republic of China	Indirect	90%

Easy Flow Limited	Hong Kong	Direct	100%

Shenyang Ruixiang Wind Power Equipment Limited	People’s Republic of China	Indirect	100%

Shenyang Jinxiang Power Equipment Limited	People’s Republic of China	Indirect	80%